                                            Exhibit 99.1
Press Release

Investor Relations Contact
Dean Ridlon
Cognyte Software Ltd.
IR@cognyte.com

Cognyte Announces Fourth Quarter and Fiscal Year Ended January 31, 2023 Results

Raises Revenue Guidance for Fiscal 2024

Herzliya, Israel, April 11, 2023 - Cognyte Software Ltd. (NASDAQ: CGNT) (the “Company,” “Cognyte,” “we,” “us” and “our”), a global leader in investigative analytics software, today announced results for the three months and year ended January 31, 2023 (“Q4 FYE23”, “FYE23” and “Fiscal 2023”).

Q4 Highlights

	Three Months Ended January 31, 2023
(in thousands, except per share data)	GAAP	Non-GAAP	SIS Adjusted Non-GAAP
Revenue	$73,261	$73,572	$71,197
Gross Margin	61.2%	64.9%	64.9%
Diluted EPS	$(0.40)	$(0.16)	N/A

FYE23 Highlights

	Year Ended January 31, 2023
(in thousands, except per share data)	GAAP	Non-GAAP	SIS Adjusted Non-GAAP
Revenue	$312,062	$313,105	$283,041
Gross Margin	61.6%	63.5%	62.8%
Diluted EPS	$(1.68)	$(1.24)	N/A

“I’m pleased to report fourth quarter Non-GAAP revenue coming in at the upper end of our expectations with positive cash flow from operations. We continued to win large deals and increase backlog (remaining performance obligations), driving improved visibility and enabling us to raise our revenue guidance for Fiscal 2024. We believe that the combination of our cutting-edge technology, large customer base and significant backlog positions us well for long-term growth,” said Elad Sharon, Cognyte’s chief executive officer.

“Throughout Fiscal 2023 we improved our cost structure in response to market dynamics. We are entering Fiscal 2024 with the appropriate cost structure to drive revenue growth. We are expecting to achieve positive quarterly EBITDA in the fourth quarter of Fiscal 2024 given our operating leverage as we grow our revenue throughout the year,” said David Abadi, Cognyte’s chief financial officer.

                                            Exhibit 99.1
FYE24 Outlook

Our non-GAAP outlook for the year ending January 31, 2024 (“FYE24” and “Fiscal 2024”) is as follows:

•Revenue: $300 million at the midpoint with a range of +/- 2% , approximately 6% growth from FYE23 SIS Adjusted non-GAAP revenue.
•Diluted EPS: Loss of $0.60 at the midpoint of our revenue outlook.

Our non-GAAP outlook for the year ended January 31, 2024, excludes the following GAAP measures which we are able to quantify with reasonable certainty, as described further below under "Supplemental Information About non-GAAP Financial Measures and Operating Metrics”:

•Revenue adjustments are expected to be approximately $0.1 million.
•Amortization of intangible assets of approximately $0.3 million.

Our non-GAAP outlook for FYE24 excludes the following GAAP measures for which we are able to provide a range of probable significance:

•Stock-based compensation is expected to be between approximately $11.0 million and $14.0 million, assuming market prices for our ordinary shares are generally consistent with current levels.

For additional information about our expectations for FYE24, please refer to the Q4 FYE23 conference call we will conduct on April 11, 2023.
Our non-GAAP outlook does not include the potential impact of any in-process business acquisitions that may close after the date hereof, and, unless otherwise specified, reflects foreign currency exchange rates approximately consistent with current rates.

We are unable, without unreasonable effort, to provide a reconciliation for other GAAP measures which are excluded from our non-GAAP outlook, including the impact of future business acquisitions or acquisition expenses, future restructuring expenses, and non-GAAP income tax adjustments due to the level of unpredictability and uncertainty associated with these items. For these same reasons, we are unable to assess the probable significance of these excluded items. While historical results may not be indicative of future results, actual amounts for the three months ended and the year ended January 31, 2023, and 2022, respectively, for the GAAP measures excluded from our non-GAAP outlook appear in Table 4 of this press release.

Conference Call Information
We will conduct a conference call today at 8:30 a.m. ET to discuss our results for the three months ended and the year ended January 31, 2023. A real-time webcast of the conference call with presentation slides will be available in the Investor Relations section of Cognyte’s website. Those interested in participating in the question-and-answer session need to register at: https://register.vevent.com/register/BI4df19fa7d6fb4a46b123f84931ec4e7e to receive the dial-in numbers and unique PIN to access the call seamlessly. It is recommended that you join 10 minutes prior to the event start (although you may register and dial in at any time during the call). An archived webcast of the conference call will also be available in the “Investors” section of the company’s website.

About Non-GAAP Financial Measures
This press release and the accompanying tables include non-GAAP financial measures. For a description of these non-GAAP financial measures, including the reasons management uses each measure, and reconciliations of non-GAAP financial measures presented for completed periods to the most directly comparable financial measures prepared in accordance with GAAP, please see the tables below as well as "Supplemental Information About Non-GAAP Financial Measures" at the end of this press release.

About Cognyte Software Ltd.

                                            Exhibit 99.1
Cognyte Software Ltd. is a global leader in investigative analytics software that empowers a variety of government and other organizations with Actionable Intelligence for a Safer World™. Our open interface software is designed to help customers accelerate and improve the effectiveness of investigations and decision-making. Hundreds of customers rely on our solutions to accelerate and conduct investigations and derive insights, with which they identify, neutralize, and tackle threats to national security and address different forms of criminal and terror activities. Learn more at www.cognyte.com.

Caution About Forward-Looking Statements
This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and Section 21E of the United States Securities Exchange Act of 1934. Forward-looking statements include statements regarding expectations, predictions, views, opportunities, plans, strategies, beliefs, and statements of similar effect relating to Cognyte. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements. These forward-looking statements do not guarantee future performance and are based on management's expectations that involve a number of known and unknown risks, uncertainties, assumptions and other important factors, any of which could cause our actual results or conditions to differ materially from those expressed in or implied by the forward-looking statements. Some of the factors that could cause our actual results or conditions to differ materially from current expectations include, among others: uncertainties regarding the impact of changes in macroeconomic and/or global conditions; risks related to the impact of inflation and related volatility on our financial performance; risks related to the impact of disruptions to the global supply chain; risks related to the continuing restrictions resulting from the COVID-19 pandemic on our operations and business; risks relating to the global regulatory constraints to which we are subject; risks associated with political and reputational factors related to our business or operations; risks related to claims by third parties that our solutions infringe their terms of use or other propriety rights; risks that our products or services, or those of third-party suppliers, partners, or original equipment manufacturers (“OEMs”) which we use in or with our offerings or otherwise rely on, including third-party hosting platforms, may contain defects, develop operational problems, or be vulnerable to cyber-attacks; risks associated with larger orders and customer concentration; risks associated with our ability to keep pace with technological advances and challenges and evolving industry standards; risks related to our relationships with and reliance on third parties for certain components, products, or services; risks due to aggressive competition in all of our markets; challenges associated with selling sophisticated solutions, risks associated with customer concentration, including risks related to significant amounts of our business coming from government customers around the world; risks associated with our ability or costs to retain, recruit, and train qualified personnel in regions in which we operate; risks relating to our ability to properly manage investments in our business and operations; risks associated with acquisitions, strategic investments, partnerships or alliances; risk of security vulnerabilities or lapses, including cyber-attacks, information technology system breaches, failures or disruptions; risks associated with the mishandling or perceived mishandling of sensitive, confidential or classified information; risks associated with our failure to comply with anti-corruption, trade compliance, anti-money-laundering and economic sanctions laws and regulations; risks associated with our credit facilities, or that we may experience liquidity or working capital issues and related risks that financing sources may be unavailable to us on reasonable terms; risks associated with changing tax laws and regulations; risks associated with our significant international operations; risks associated with market volatility in the price of our shares; risks associated with complex and changing regulatory environments relating to our operations and the markets we operate in; risks relating to the adequacy of our existing infrastructure, systems, processes, policies, procedures, internal controls, and personnel for our current and future operations and reporting needs; risks related to our limited operating history as an independent public company; risk that the spin-off does not achieve the benefits anticipated, does not qualify as a tax-free transaction, or exposes us to unexpected claims or liabilities; risks associated with different corporate governance requirements applicable to Israeli companies; and other risks set forth and in Section 3.D - “Risk Factors” in our latest annual report on Form 20-F for the fiscal year ended January 31, 2023, which will be filed with the Securities and Exchange Commission (the “SEC”), along with other documents submitted to the SEC, following the Company’s earnings call scheduled for April 11, 2023. In addition, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on its business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements that we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release are inherently uncertain and may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. Accordingly, you should not rely upon forward-looking statements as predictions of future events. Any forward-looking statement made in this press release speaks only as of the date hereof. Except as otherwise required by law, the Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, changed circumstances, or any other reason.

                                            Exhibit 99.1
Table 1
COGNYTE SOFTWARE LTD.
Condensed Consolidated Statements of Operations

	Year Ended January 31,		Three Months Ended January 31,
	2023	2022	2023	2022
(in thousands except per share data)	(Audited)	(Audited)	(Unaudited)	(Unaudited)
Revenue:
Software	$98,288	$209,988	$24,151	$60,468
Software service	175,690	201,563	41,661	46,809
Professional service and other	38,084	62,491	7,449	17,680
Total revenue	312,062	474,042	73,261	124,957
Cost of revenue:
Software	19,975	28,955	6,628	8,175
Software service	48,400	46,413	11,856	11,048
Professional service and other	50,941	56,349	9,822	15,785
Amortization of acquired technology	619	682	107	170
Total cost of revenue	119,935	132,399	28,413	35,178
Gross profit	192,127	341,643	44,848	89,779
Operating expenses:
Research and development, net	140,324	143,360	30,669	38,291
Selling, general and administrative	154,347	185,867	35,074	46,848
Amortization of other acquired intangible assets	779	1,455	26	250
Total operating expenses	295,450	330,682	65,769	85,389
Operating (loss) income	(103,323)	10,961	(20,921)	4,390
Other income (expense), net:
Interest income	774	177	240	73
Interest expense	(1,597)	(196)	(212)	(178)
Other income (expense), net	7,151	(2,681)	5,709	(1,414)
Total other income (expense), net	6,328	(2,700)	5,737	(1,519)
(Loss) income before provision for income taxes	(96,995)	8,261	(15,184)	2,871
Provision for income taxes	12,956	18,517	10,867	14,394
Net loss	(109,951)	(10,256)	(26,051)	(11,523)
Net income attributable to noncontrolling interest	4,181	4,634	1,053	909
Net loss attributable to Cognyte Software Ltd.	(114,132)	(14,890)	(27,104)	(12,432)

Net loss per share attributable to Cognyte Software Ltd.:
Basic and diluted	$(1.68)	$(0.22)	$(0.40)	$(0.19)

Weighted-average shares outstanding:
Basic and diluted	67,924	66,570	68,614	67,093

                                            Exhibit 99.1
Table 2
COGNYTE SOFTWARE LTD.
Condensed Consolidated Balance Sheets
(Audited)

	January 31
(in thousands)	2023	2022
Assets
Current assets:
Cash and cash equivalents	$34,579	$152,590
Restricted cash and cash equivalents and restricted bank time deposits	4,359	3,597
Short-term investments	17,507	10,434
Accounts receivable, net of allowance for credit losses of $1.6 million and $2.1 million, respectively	113,201	179,198
Contract assets, net	17,476	27,908
Inventories	25,263	14,366
Prepaid expenses and other current assets	39,339	31,970
Total current assets	251,724	420,063
Property and equipment, net	25,874	30,839
Operating lease right-of-use assets	17,559	25,031
Goodwill	126,487	158,233
Intangible assets, net	650	3,162
Deferred income taxes	823	1,548
Other assets	19,961	25,729
Total assets	$443,078	$664,605

Liabilities and stockholders' equity
Current liabilities:
Short term loan	$—	$100,000
Accounts payable	20,677	36,664
Accrued expenses and other current liabilities	78,297	99,774
Contract liabilities	94,882	83,158
Total current liabilities	193,856	319,596
Long-term contract liabilities	14,382	14,520
Deferred income taxes	3,031	3,447
Operating lease liabilities	10,368	17,179
Other liabilities	11,667	10,774
Total liabilities	233,304	365,516
Commitments and Contingencies
Stockholders' equity:
Common stock - $0 par value; Authorized 300,000,000 shares. Issued and outstanding 68,842,601 and 67,217,688 at January 31, 2023 and January 31, 2022, respectively	—	—
Additional paid-in capital	338,465	316,706
Accumulated deficit	(129,022)	(14,890)
Accumulated other comprehensive loss	(15,314)	(16,679)
Total Cognyte Software Ltd. stockholders' equity	194,129	285,137
Noncontrolling interest	15,645	13,952
Total stockholders’ equity	209,774	299,089
Total liabilities and stockholders’ equity	$443,078	$664,605

                                            Exhibit 99.1
Table 3
COGNYTE SOFTWARE LTD.
Condensed Consolidated Statements of Cash Flows
(Audited)

	Year Ended January 31,
(in thousands)	2023	2022
Cash flows from operating activities:
Net loss	$(109,951)	$(10,256)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation and amortization	18,050	21,278
Allowance for credit losses	2,763	432
Gain from business divestiture	(5,764)	—
Stock-based compensation, excluding cash-settled awards	25,246	32,865
Provision from deferred income taxes	45	5,860
Non-cash gains (losses) on derivative financial instruments, net	426	(133)
Change in fair value of contingent consideration for business combinations	—	(134)
Other non-cash items, net	681	766
Changes in operating assets and liabilities:
Accounts receivable	59,186	(5,718)
Contract assets	8,517	(7,115)
Inventories	(13,101)	(363)
Prepaid expenses and other assets	(2,364)	8,465
Accounts payable and accrued expenses	(37,885)	4,885
Contract liabilities	18,000	(51,314)
Other liabilities	174	1,761
Other, net	(1,010)	1,351
Net cash (used in) provided by operating activities	(36,987)	2,630

Cash flows from investing activities:
Purchases of property and equipment	(8,274)	(11,759)
Purchases of short-term investments	(55,150)	(58,973)
Maturities and sales of short-term investments	48,765	52,978
Settlements of derivative financial instruments not designated as hedges	201	(138)
Cash paid for capitalized software development costs	(3,408)	(6,033)
Proceeds from Business divestiture, net of cost	37,635	—
Change in restricted bank time deposits, including long-term portion	358	5,561
Other investing activities	—	513
Net cash provided by (used in) investing activities	20,127	(17,851)

Cash flows from financing activities:
(Repayment) withdrawal from credit facility - presented as short term loan	(100,000)	100,000
Dividend paid to former parent	—	(35,000)
Dividends paid to noncontrolling interest	(2,934)	(3,338)
Payments of contingent consideration for business combinations (financing portion)	—	(2,738)
Other financing activities	—	(181)
Net cash (used in) provided by financing activities	(102,934)	58,743
Foreign currency effects on cash, cash equivalents, restricted cash, and restricted cash equivalents	617	41
Net (decrease) increase in cash, cash equivalents, restricted cash and restricted cash equivalents	(119,176)	43,563
Cash, cash equivalents, restricted cash, and restricted cash equivalents, beginning of period	158,220	114,657
Cash, cash equivalents, restricted cash, and restricted cash equivalents, end of period	$39,044	$158,220

Reconciliation of cash, cash equivalents, restricted cash and restricted cash equivalents at end of period:
Cash and cash equivalents	$34,579	$152,590
Restricted cash and cash equivalents included in restricted cash and cash equivalents and restricted bank time deposits	4,302	3,486
Restricted cash and cash equivalents included in other assets	163	2,144
Total cash, cash equivalents, restricted cash, and restricted cash equivalents	$39,044	$158,220

                                            Exhibit 99.1
Table 4
COGNYTE SOFTWARE LTD.
Reconciliation of GAAP to Non-GAAP Measures

	Year Ended January 31,		Three Months Ended January 31,
	2023	2022	2023	2022
(in thousands, except per share data)	(Audited)	(Audited)	(Unaudited)	(Unaudited)
Revenue
Total GAAP revenue	$312,062	$474,042	$73,261	$124,957
Revenue adjustments	1,043	1,526	311	348
Total non-GAAP revenue	$313,105	$475,568	$73,572	$125,305

Gross profit and gross margin
GAAP gross profit	192,127	341,643	44,848	89,779
GAAP gross margin	61.6%	72.1%	61.2%	71.8%
Revenue adjustments	1,043	1,526	311	348
Intangible write-off	559	—	559	—
Amortization of acquired technology	619	682	107	170
Stock-based compensation expenses	3,315	3,842	1,290	751
Restructuring expenses, net	1,125	1	660	—
Separation expenses, net	—	30	—	—
Non-GAAP gross profit	$198,788	$347,724	$47,775	$91,048
Non-GAAP gross margin	63.5%	73.1%	64.9%	72.7%

Research and development, net
GAAP research and development, net	140,324	143,360	30,669	38,291
As a percentage of GAAP revenue	45.0%	30.2%	41.9%	30.6%
Stock-based compensation expenses	(8,047)	(7,792)	(3,004)	(1,778)
Restructuring expenses, net	(2,256)	(189)	(927)	—
Separation expenses, net	(5)	(67)	(5)	—
Other adjustments	2	40	—	—
Non-GAAP research and development, net	$130,018	$135,352	$26,733	$36,513
As a percentage of non-GAAP revenue	41.5%	28.5%	36.3%	29.1%

Selling, general and administrative expenses
GAAP selling, general and administrative expenses	154,347	185,867	35,074	46,848
As a percentage of GAAP revenue	49.5%	39.2%	47.9%	37.5%
Stock-based compensation expenses	(13,884)	(21,196)	(4,692)	(3,852)
Acquisition (expenses) benefit, net	(19)	(438)	637	(6)
Restructuring expenses, net	(3,519)	(934)	(812)	(505)
Separation expenses, net	(319)	(11,464)	(267)	(477)
Provision for legal claim	(37)	(4,638)	—	(3,226)
Other adjustments	(146)	(699)	(142)	46
Non-GAAP selling, general and administrative expenses	$136,423	$146,498	$29,798	$38,828
As a percentage of non-GAAP revenue	43.6%	30.8%	40.5%	31.0%

Operating (loss) income, operating margin and adjusted EBITDA
GAAP operating (loss) income	(103,323)	10,961	(20,921)	4,390
GAAP operating margin	(33.1)%	2.3%	(28.6)%	3.5%
Revenue adjustments	1,043	1,526	311	348
Intangible write-off	559	—	559	—
Amortization of acquired technology	619	682	107	170
Amortization of other acquired intangible assets	779	1,455	26	250

                                            Exhibit 99.1

	Year Ended January 31,		Three Months Ended January 31,
	2023	2022	2023	2022
(in thousands, except per share data)	(Audited)	(Audited)	(Unaudited)	(Unaudited)
Stock-based compensation expenses	25,246	32,830	8,986	6,381
Acquisition expenses (benefit), net	19	438	(637)	6
Restructuring expenses, net	6,900	1,124	2,399	505
Separation expenses, net	324	11,561	272	477
Provision for legal claim	37	4,638	—	3,226
Other adjustments	144	659	142	(46)
Non-GAAP operating (loss) income	$(67,653)	$65,874	$(8,756)	$15,707
Depreciation and amortization	16,186	16,206	3,995	4,614
Adjusted EBITDA	$(51,467)	$82,080	$(4,761)	$20,321
Non-GAAP operating margin	(21.6)%	13.9%	(11.9)%	12.5%
Adjusted EBITDA margin	(16.4)%	17.3%	(6.5)%	16.2%

Other income (expense) reconciliation
GAAP other income (expense), net	6,328	(2,700)	5,737	(1,519)
Change in fair value of equity investment	(1,660)	(729)	—	—
Business divestiture and other	(5,776)		(5,776)
Non-GAAP other expense, net	$(1,108)	$(3,429)	$(39)	$(1,519)

Tax provision reconciliation
GAAP provision for income taxes	12,956	18,517	10,867	14,394
Effective income tax rate	(13.4)%	224.1%	(71.6)%	501.4%
Non-GAAP tax adjustments	(1,672)	(10,284)	(9,696)	(12,048)
Non-GAAP provision for income taxes (1)	$11,284	$8,233	$1,171	$2,346
Non-GAAP effective income tax rate	(16.4)%	13.2%	(13.3)%	16.5%

Net (loss) income attributable to Cognyte software Ltd. reconciliation
GAAP net (loss) income attributable to Cognyte Software Ltd.	(114,132)	(14,890)	(27,104)	(12,432)
Revenue adjustments	1,043	1,526	311	348
Intangible write-off	559	—	559	—
Amortization of acquired technology	619	682	107	170
Amortization of other acquired intangible assets	779	1,455	26	250
Stock-based compensation expenses	25,246	32,830	8,986	6,381
Acquisition expenses (benefit), net	19	438	(637)	6
Restructuring expenses, net	6,900	1,124	2,399	505
Separation expenses, net	324	11,561	272	477
Provision for legal claim	37	4,638	—	3,226
Other adjustments	144	659	142	(46)
Change in fair value of equity investment	(1,660)	(729)	—	—
Business divestiture and other	(5,776)	—	(5,776)	—
Non-GAAP tax adjustments	1,672	10,284	9,696	12,048
Total adjustments	29,906	64,468	16,085	23,365
Non-GAAP net (loss) income attributable to Cognyte Software Ltd.	$(84,226)	$49,578	$(11,019)	$10,933

Table comparing GAAP diluted net loss per share attributable to Cognyte Software Ltd. to Non-GAAP diluted net loss (income) per share attributable to Cognyte Software Ltd.
GAAP diluted net loss per share attributable to Cognyte Software Ltd.	$(1.68)	$(0.22)	$(0.40)	$(0.19)
Non-GAAP diluted net (loss) income per share attributable to Cognyte Software Ltd.	$(1.24)	$0.74	$(0.16)	$0.16

                                            Exhibit 99.1

	Year Ended January 31,		Three Months Ended January 31,
	2023	2022	2023	2022
(in thousands, except per share data)	(Audited)	(Audited)	(Unaudited)	(Unaudited)
GAAP weighted-average shares used in computing diluted net loss per share attributable to Cognyte Software Ltd.	67,924	66,570	68,614	67,093
Additional weighted-average shares applicable to non-GAAP diluted net income per share attributable to Cognyte Software Ltd.	—	603	—	349
Non-GAAP diluted weighted-average shares used in computing net (loss) income per share attributable to Cognyte Software Ltd.	67,924	67,173	68,614	67,442

Table of reconciliation from GAAP net loss attributable to Cognyte Software Ltd. to adjusted EBITDA
GAAP net loss attributable to Cognyte Software Ltd.	$(114,132)	$(14,890)	$(27,104)	$(12,432)
As a percentage of GAAP revenue	(36.6)%	(3.1)%	(37.0)%	(9.9)%
Net income attributable to noncontrolling interest	4,181	4,634	1,053	909
GAAP provision for income taxes	12,956	18,517	10,867	14,394
GAAP other expense (income), net	(6,328)	2,700	(5,737)	1,519
Amortization of acquired technology	619	682	107	170
Amortization of other acquired intangible assets	779	1,455	26	250
Depreciation and amortization	16,186	16,206	3,995	4,614
Revenue adjustments	1,043	1,526	311	348
Intangible write-off	559	—	559	—
Stock-based compensation expenses	25,246	32,830	8,986	6,381
Acquisition expenses (benefit), net	19	438	(637)	6
Restructuring expenses, net	6,900	1,124	2,399	505
Separation expenses, net	324	11,561	272	477
Provision for legal claim	37	4,638	—	3,226
Other adjustments	144	659	142	(46)
Adjusted EBITDA	$(51,467)	$82,080	$(4,761)	$20,321
As a percentage of non-GAAP revenue	(16.4)%	17.3%	(6.5)%	16.2%

                                            Exhibit 99.1

                                            Exhibit 99.1
Table 5
COGNYTE SOFTWARE LTD.
Reconciliation of Non-GAAP to SIS Adjusted Non-GAAP Measures
(Unaudited)

	Year Ended January 31,		Three Months Ended January 31,
(in thousands)	2023	2022	2023	2022
Revenue
Total non-GAAP revenue	$313,105	$475,568	$73,572	$125,305
SIS revenue adjustments	(30,064)	(34,576)	(2,375)	(7,500)
Total SIS Adjusted non-GAAP revenue	$283,041	$440,992	$71,197	$117,805

Gross profit and gross margin
Non-GAAP gross profit	198,788	347,724	47,775	91,048
Non-GAAP gross margin	63.5%	73.1%	64.9%	72.7%
SIS adjustments	(21,172)	(22,822)	(1,588)	(5,178)
SIS Adjusted non-GAAP gross profit	$177,616	$324,902	$46,187	$85,870
SIS Adjusted non-GAAP gross margin	62.8%	73.7%	64.9%	72.9%

Research and development, net
Non-GAAP research and development, net	130,018	135,352	26,733	36,513
As a percentage of non-GAAP revenue	41.5%	28.5%	36.3%	29.1%
SIS adjustments	(9,080)	(10,776)	(770)	(3,182)
SIS Adjusted non-GAAP research and development, net	$120,938	$124,576	$25,963	$33,331
As a percentage of SIS Adjusted non-GAAP revenue	42.7%	28.2%	36.5%	28.3%

Selling, general and administrative expenses
Non-GAAP selling, general and administrative expenses	136,423	146,498	29,798	38,828
As a percentage of non-GAAP revenue	43.6%	30.8%	40.5%	31.0%
SIS adjustments	(8,329)	(9,095)	(806)	(2,114)
SIS Adjusted non-GAAP selling, general and administrative expenses	$128,094	$137,403	$28,992	$36,714
As a percentage of SIS Adjusted non-GAAP revenue	45.3%	31.2%	40.7%	31.2%

Operating (loss) income and operating margin
Non-GAAP operating (loss) income	(67,653)	65,874	(8,756)	15,707
Non-GAAP operating margin	(21.6)%	13.9%	(11.9)%	12.5%
SIS adjustments	(3,763)	(2,951)	(12)	118
SIS Adjusted non-GAAP operating (loss) income	$(71,416)	$62,923	$(8,768)	$15,825
SIS Adjusted non-GAAP operating margin	(25.2)%	14.3%	(12.3)%	13.4%

                                            Exhibit 99.1
Table 6
COGNYTE SOFTWARE LTD.
Calculation of Change in Revenue on a Constant Currency Basis
(Unaudited)

	GAAP Revenue		Non-GAAP Revenue
(in thousands)	Year Ended	Three Months Ended	Year Ended	Three Months Ended
Revenue for the three months and year ended January 31, 2022	$474,042	$124,957	$475,568	$125,305
Revenue for the three months and year ended January 31, 2023	$312,062	$73,261	$313,105	$73,572
Revenue for the three months and year ended January 31, 2023 at constant currency (2)	$319,000	$74,500	$319,500	$74,500
Reported period-over-period revenue change	(34.2)%	(41.4)%	(34.2)%	(41.3)%
% impact from change in foreign currency exchange rates	1.5%	0.9%	1.3%	0.9%
Constant currency period-over-period revenue change	(32.7)%	(40.5)%	(32.8)%	(40.4)%

For more information see "Supplemental Information About Constant Currency" at the end of this press release.

                                            Exhibit 99.1
Footnotes

(1) The actual cash tax paid, net of refunds, was $11.3 million and $1.8 million for the year and three months ended January 31, 2023, respectively, and $8.2 million and $1.2 million for the year and three months ended January 31, 2022, respectively.

(2) Revenue for the three months and year ended January 31, 2023, at constant currency is calculated by translating current-period GAAP or non-GAAP foreign currency revenue (as applicable) into U.S. dollars using average foreign currency exchange rates for the three months and year ended January 31, 2022, rather than actual current-period foreign currency exchange rates.

                                            Exhibit 99.1

Cognyte Software Ltd. and Subsidiaries
Supplemental Information About Non-GAAP Financial Measures

The press release includes reconciliations of certain financial measures not prepared in accordance with GAAP, consisting of non-GAAP revenue, non-GAAP gross profit and gross margins, non-GAAP research and development expenses, net, non-GAAP selling, general and administrative expenses, non-GAAP operating (loss) income and operating margins, non-GAAP other (expense) income, net, non-GAAP provision for income taxes and non-GAAP effective income tax rate, non-GAAP net (loss) income attributable to Cognyte, adjusted EBITDA and adjusted EBITDA margin, non-GAAP diluted net (loss) income per share attributable to Cognyte and non-GAAP diluted weighted-average shares used in computing such measure. The tables above include a reconciliation of each non-GAAP financial measure for completed periods presented in this press release to the most directly comparable GAAP financial measure.

We believe these non-GAAP financial measures, used in conjunction with the corresponding GAAP measures, provide investors with useful supplemental information about the financial performance of our business by:
•facilitating the comparison of our financial results and business trends between periods, by excluding certain items that either can vary significantly in amount and frequency, are based upon subjective assumptions, or in certain cases are unplanned for or difficult to forecast,
•facilitating the comparison of our financial results and business trends with other software companies who publish similar non-GAAP measures, and
•allowing investors to see and understand key supplementary metrics used by our management to run our business, including for budgeting and forecasting, resource allocation, and compensation matters.

We also make these non-GAAP financial measures available because our management believes they provide meaningful information about the financial performance of our business and are useful to investors for informational and comparative purposes.

Non-GAAP financial measures should not be considered in isolation as substitutes for, or superior to, comparable GAAP financial measures. The non-GAAP financial measures we present have limitations in that they do not reflect all of the amounts associated with our results of operations as determined in accordance with GAAP, and these non-GAAP financial measures should only be used to evaluate our results of operations in conjunction with the corresponding GAAP financial measures. These non-GAAP financial measures do not represent discretionary cash available to us to invest in the growth of our business, and we may in the future incur expenses similar to or in addition to the adjustments made in these non-GAAP financial measures. Other companies may calculate similar non-GAAP financial measures differently than we do, limiting their usefulness as comparative measures.

Our non-GAAP financial measures are calculated by making the following adjustments to our GAAP financial measures:

Revenue adjustments. We exclude from our non-GAAP revenue the impact of fair value adjustments required under GAAP relating to software and software service revenue and professional service and other revenue acquired in a business acquisition, which would have otherwise been recognized on a stand-alone basis. We believe that it is useful for investors to understand the total amount of revenue that we and the acquired company would have recognized on a stand-alone basis under GAAP, absent the accounting adjustment associated with the business acquisition. We believe that our non-GAAP revenue measure helps management and investors understand our revenue trends and serves as a useful measure of ongoing business performance.

Amortization of acquired technology and other acquired intangible assets. When we acquire an entity, we are required under GAAP to record the fair values of the intangible assets of the acquired entity and amortize those assets over their useful lives. We exclude the amortization of acquired intangible assets, including acquired technology, from our non-GAAP financial measures because they are inconsistent in amount and frequency and are

                                            Exhibit 99.1
significantly impacted by the timing and size of acquisitions. We also exclude these amounts to provide easier comparability of pre and post-acquisition operating results.

Stock-based compensation expenses. We exclude stock-based compensation expenses related to restricted stock awards, stock bonus programs, bonus share programs, and other stock-based awards from our non-GAAP financial measures. We evaluate our performance both with and without these measures because stock-based compensation is typically a non-cash expense and can vary significantly over time based on the timing, size and nature of awards granted, and is influenced in part by certain factors which are generally beyond our control, such as the volatility of the price of our ordinary shares. In addition, measurement of stock-based compensation is subject to varying valuation methodologies and subjective assumptions, and therefore we believe that excluding stock-based compensation from our non-GAAP financial measures allows for meaningful comparisons of our current operating results to our historical operating results and to other companies in our industry.

Acquisition expenses (benefit), net. In connection with acquisition activity (including with respect to acquisitions that are not consummated), we incur expenses, including legal, accounting, and other professional fees, integration costs, changes in the fair value of contingent consideration obligations, and other costs. Integration costs may consist of information technology expenses as systems are integrated across the combined entity, consulting expenses, marketing expenses, and professional fees, as well as non-cash charges to write-off or impair the value of redundant assets. We exclude these expenses from our non-GAAP financial measures because they are unpredictable, can vary based on the size and complexity of each transaction, and are unrelated to our continuing operations or to the continuing operations of the acquired businesses.

Restructuring expenses. We exclude restructuring expenses from our non-GAAP financial measures, which include employee termination costs, facility exit costs, certain professional fees, asset impairment charges, and other costs directly associated with resource realignments incurred in reaction to changing strategies or business conditions. All of these costs can vary significantly in amount and frequency based on the nature of the actions as well as the changing needs of our business and we believe that excluding them provides easier comparability of pre- and post-restructuring operating results.

Separation expenses. On December 4, 2019, Verint announced its intention to separate into two independent publicly traded companies: Cognyte Software Ltd., which consists of Verint’s Cyber Intelligence Solutions business, and Verint Systems Inc., which consists of its Customer Engagement Business. We incurred significant expenses to separate the aforesaid businesses, including third-party advisory, accounting, legal, consulting, and other similar services related to the separation as well as costs associated with accelerated depreciation and amortization of assets which became obsolete following the separation from Verint, including those related to human resources, brand management, real estate, and information technology to the extent not capitalized. These costs are incremental to our normal operating expenses and incurred solely as a result of the separation transaction. Accordingly, we are excluding these separation expenses from our non-GAAP financial measures in order to evaluate our performance on a comparable basis.

Business Divestiture gains/losses. In certain cases, we may divest a portion of our business, which may result in a gain or loss on divestiture. These gains or losses may result from the sale of a business unit or the termination of a product line or service. We exclude these gains or losses from our non-GAAP financial measures in order to provide a more meaningful comparisons of our ongoing business performance between periods and to other companies in our industry. On December 1, 2022, as part of our ongoing strategic plan to simplify and focus the Company on fewer agendas, we sold our Situational Intelligence Solutions (SIS) business.

Provision for legal claim. We exclude from our non-GAAP financial measures accrual made for the settlement of certain legal claims related to our business acquisitions.

                                            Exhibit 99.1
Other adjustments. We exclude from our non-GAAP financial measures rent expense for redundant facilities, gains on change in fair value of equity investment, gains or losses on sales of property and certain professional fees unrelated to our ongoing operations.

Non-GAAP income tax adjustments. We exclude our GAAP provision (benefit) for income taxes from our non-GAAP measures of net income attributable to Cognyte Software Ltd., and instead include a non-GAAP provision for income taxes, determined by applying a non-GAAP effective income tax rate to our income before provision for income taxes, as adjusted for the non-GAAP items described above. The non-GAAP effective income tax rate is generally based upon the income taxes we expect to pay in the reporting year. Our GAAP effective income tax rate can vary significantly from year to year as a result of tax law changes, settlements with tax authorities, changes in the geographic mix of earnings including acquisition activity, changes in the projected realizability of deferred tax assets, and other unusual or period-specific events, all of which can vary in size and frequency. We believe that our non-GAAP effective income tax rate removes much of this variability and facilitates meaningful comparisons of operating results across periods. We evaluate our non-GAAP effective income tax rate on an ongoing basis, and it can change from time to time. Our non-GAAP income tax rate can differ materially from our GAAP effective income tax rate.

Adjusted EBITDA

Adjusted EBITDA is a non-GAAP measure defined as net income (loss) attributable to non-controlling interest before interest expense, interest income, income taxes, depreciation expense, amortization expense, revenue adjustments, restructuring expenses, acquisition expenses, and other expenses excluded from our non-GAAP financial measures as described above. We believe that adjusted EBITDA is also commonly used by investors to evaluate operating performance between companies because it helps reduce variability caused by differences in capital structures, income taxes, stock-based compensation accounting policies, and depreciation and amortization policies. Adjusted EBITDA is also used by credit rating agencies, lenders, and other parties to evaluate our creditworthiness.

SIS Adjusted Non-GAAP

SIS Adjusted Non-GAAP is a non-GAAP financial measure used by Cognyte that excludes SIS non-GAAP direct business contribution on financial measures such as non-GAAP revenue, non-GAAP gross profit, and gross margins, non-GAAP research and development expenses, net, non-GAAP selling, general and administrative expenses, non-GAAP operating (loss) income and operating margins.

We believe these SIS Adjusted non-GAAP financial measures, used in conjunction with the corresponding GAAP and non-GAAP measures, provide investors with useful supplemental information about the financial performance of our business.

Supplemental Information About Constant Currency

Because we operate on a global basis and transact business in many currencies, fluctuations in foreign currency exchange rates can affect our consolidated U.S. dollar operating results. To facilitate the assessment of our performance excluding the effect of foreign currency exchange rate fluctuations, we calculate our GAAP and non-GAAP revenue, cost of revenue, and operating expenses on both an as-reported basis and a constant currency basis, allowing for comparison of results between periods as if foreign currency exchange rates had remained constant. We perform our constant currency calculations by translating current-period foreign currency results into U.S. dollars using prior-period average foreign currency exchange rates or hedge rates, as applicable, rather than current period exchange rates. We believe that constant currency measures, which exclude the impact of changes in foreign currency exchange rates, facilitate the assessment of underlying business trends.

                                            Exhibit 99.1
Unless otherwise indicated, our financial outlook for each of revenue, operating margin, and diluted earnings per share, which is provided on a non-GAAP basis, reflects foreign currency exchange rates approximately consistent with rates in effect when the outlook is provided.

We also incur foreign exchange gains and losses resulting from the revaluation and settlement of monetary assets and liabilities that are denominated in currencies other than the entity’s functional currency. Our financial outlook for diluted earnings per share includes net foreign exchange gains or losses incurred to date, if any, but does not include potential future gains or losses.